EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 4, 2015

Seabridge Gold Pilot Plant Successfully Treats Selenium in KSM Water

Toronto, Canada…. Seabridge Gold announced today that it has successfully completed a pilot plant evaluation of a new process for the removal of selenium from waters from Seabridge’s wholly-owned KSM Project located in northwestern BC.  The pilot plant was constructed and operated by BioteQ Environmental Technologies, Inc. (“BioteQ”) an independent Vancouver, BC based company, using their patent-pending Selen-IXTM treatment technology. In doing so, Seabridge satisfied a key condition of the BC Environmental Assessment Certificate issued on July 30, 2014 which required completion of the pilot plant test within one year of issuance of the certificate.

Seabridge Gold Chairman and CEO Rudi Fronk, stated that "successful completion of the pilot plant test achieves a further milestone in KSM’s ongoing transition from exploration to development. The success of the pilot plant confirms the technical feasibility of the treatment technology that was proposed during the recently completed KSM environmental assessment review process. The results provide further evidence that KSM has been designed to operate in an environmentally responsible manner.”

BioteQ President & CEO, David Kratochvil said “we are extremely pleased with the successful demonstration of our Selen IXTM treatment technology to reduce selenium concentrations to 1 ppb using water extracted from the KSM project site. The completion of this pilot plant further supports our business development efforts by emphasizing our commitment and capabilities in technology development in strategic areas of the overall mine water treatment market, including for those projects situated within BC.”

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company and the potential economic benefits of the Project are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and CEO, Seabridge Gold

Tel: (416) 367-9292  Fax: (416) 367-2711
Email:  info@seabridgegold.net